Exhibit 99.3

Q1 2020 Letter to Shareholders

Letter to Shareholders

In the first quarter of 2020, TerraForm Power continued to execute its business plan of enhancing the cash flow from its existing asset base, investing in organic growth opportunities and strengthening its balance sheet. The following are a few recent highlights:

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We transitioned to SMA Solar Technology (“SMA”) operations and maintenance (“O&M”) services for ~540 MW of our North American solar fleet, pursuant to the framework agreement that we signed with SMA in November of 2019;

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Awarded 20-year Renewable Energy Certificate (“REC”) contracts by the New York State Energy Research and Development Authority (“NYSERDA”) for the 25% of incremental power production from our two New York repowering projects;

•	Completed a $246 million project-level refinancing of one of our North American wind farms at a rate of 3.28%, which we expect to achieve interest savings of $2.5 million per annum; and

•	Declared a Q2 2020 distribution of $0.2014 per share

Update on Merger with Brookfield

In March, we entered into a definitive merger agreement for Brookfield Renewable to acquire all of the outstanding shares of Class A common stock of TerraForm Power, other than the approximately 62% currently owned by Brookfield Renewable and its affiliates.

Each share of Class A common stock of TerraForm Power will be acquired for consideration equivalent to 0.381 of a Brookfield Renewable unit. For each share of TerraForm Power's Class A common stock held, TerraForm Power shareholders will be entitled to receive, at their election, either Class A shares of Brookfield Renewable Corporation (“BEPC shares”) or limited partnership units of Brookfield Renewable ("BEP units").

The Special Committee of the Board of Directors of TerraForm Power (the “Special Committee”), comprised solely of non-executive, independent directors of TerraForm Power, has unanimously recommended that TerraForm Power shareholders approve the transaction. The Special Committee believes the transaction is fair to and in the best interests of TerraForm Power and its unaffiliated shareholders.

A preliminary version of Brookfield Renewable’s F-1 merger proxy was recently filed with the Securities and Exchange Commission (the “SEC”). Once the merger proxy is finalized and filed with the SEC, the transaction is expected to be presented for approval of TerraForm Power shareholders representing a majority of the outstanding shares of TerraForm Power Class A common stock not owned by Brookfield Renewable and its affiliates. The transaction is also subject to other customary closing conditions and is expected to close in the third quarter of 2020.

Growth Initiatives

We continued to make significant progress on the repowerings of our ~160 MW Cohocton and Steel Winds projects in New York. The projects were recently awarded REC contracts by NYSERDA for the incremental production resulting from the repowerings (~25% of the total). These REC contracts have 20 year terms at an attractive price. We also have made substantial progress on the related project agreements and are targeting executing a corporate PPA, the NYSERDA REC contracts, the turbine supply agreement with GE and tax equity agreements in the second quarter of 2020. We remain on track to commence construction in the first half of 2021. While we do not anticipate any delays due to supply chain issues resulting from the COVID-19 pandemic, we continue to actively monitor the situation.

Q1 2020 Letter to Shareholders
Operations

To date, we have signed Long Term Service Agreements (“LTSAs”) for ~540 MW of projects in our North American solar portfolio and transitioned operations of these projects to SMA. We have sent out consent packages to project lenders and tax equity investors for the remaining ~450 MW of projects in our North American solar fleet. Upon receipt of these consents, we are targeting execution of the balance of the LTSAs and transfer of operations to SMA by the end of the third quarter of 2020. Our new O&M contracts are expected to reduce annualized costs by approximately $5 million and convey robust performance guarantees to our fleet.

Update on COVID-19

We have taken important steps to ensure that our employees and contractors are safe. At the end of March, we closed our New York City and Madrid offices and implemented our business continuity plan. Currently, the majority of our corporate and operations teams are working remotely with minimal disruption.

We are also proactively working with our O&M providers to mitigate the impact of the pandemic on our operations. Over the past weeks, we have engaged with O&M providers to ensure that they have appropriate business continuity plans in place in order to safeguard the health of our employees and contractors as well as to ensure that our wind and solar plants continue to generate power. To date, we have not seen any material degradation in the performance of our assets as a result of the pandemic. However, at a number of our distributed generation solar sites we experienced temporary inability to access sites due to limitations on non-essential work. In such instances, we worked with local authorities to clarify that these regulations do not apply to our assets, and we now have access to these assets. We will continue to monitor this developing situation and provide further updates, as appropriate.

All-in-all, we believe that TerraForm Power is well positioned to ride out the COVID-19 pandemic crisis given that 95% of our revenue is generated under long term contracts, over 90% of our PPA offtakers are either investment grade rated or municipalities with investment grade characteristics, our business is less labor intensive than most other industries and our assets are predominantly operational, which mitigates our exposure to supply chain disruptions.

Financial Results

In the first quarter of 2020, TerraForm Power delivered Net Loss attributable to Class A common stockholders, Adjusted EBITDA and CAFD of $(55) million, $180 million and $20 million, respectively. This represents an increase in Net Loss of $(46) million, an increase in Adjusted EBITDA of $2 million and a decrease in CAFD of $24 million, compared to the same period in 2019. Performance in the quarter was negatively impacted by a 36% decline in market power prices in Spain as well as 6% lower wind generation in North America, compared to the first quarter of 2019. Offsetting these factors were contributions from recent acquisitions as well as higher Solar Renewable Energy Certificate (“SREC”) revenues.

Q1 2020 Letter to Shareholders
The lower market prices in Spain were in part caused by lower demand resulting from the economic slowdown caused by COVID-19 pandemic. We expect this decline in market prices in Spain to be mitigated through the price bands adjustment mechanism defined under the Spanish regulated revenue framework, whereby any shortfalls in the actual power price compared to the forecasted power price outside of the price band are recouped in future periods through an increase in the capacity payments that our assets receive. The lower wind generation in North America was mainly due to lower resource especially in our Central & Northeast regions as production guarantees in our GE O&M contracts largely offset availability that was below expectation.

Liquidity Update

Despite the challenges COVID-19 posed to the capital markets during the first quarter, we were able to continue executing our plan to extend debt maturities and reduce financing costs. In March, we completed $246 million in project-level refinancing of one of our North American wind farms at a rate of 3.28%, which we expect to achieve interest savings of ~$2.5 million per annum. The senior secured notes are fully amortizing with a final maturity in June 2037. At the end of the first quarter, our total corporate liquidity was $1.2 billion, inclusive of our $500 million sponsor line credit agreement with Brookfield Asset Management (“Brookfield”).

Outlook

When Brookfield became our sponsor in 2017, Terraform Power owned 2,600 MW of wind and solar assets, primarily in the United States. Since its assets had been largely neglected during its former sponsor’s distress and bankruptcy, a major aspect of our business plan was to enhance the value of Terraform Power’s existing asset base and invest in organic growth opportunities within its portfolio. Over the past three years, we have made significant progress executing this plan. Through reductions in costs of approximately $30 million, signing of O&M agreements that include robust production guarantees at Long Term Average (“LTA”) generation levels and progressing two important repowering projects, we have significantly increased the cashflow generating capacity of Terraform Power and enhanced shareholder value.

In order to grow the business, our mandate, relative to other Brookfield-sponsored entities, was to acquire operating wind and solar power assets in North America and Western Europe. In a little over two years, we invested $1.2 billion of equity to expand into Western Europe and an additional $440 million of equity to further grow our European business and build-out our distributed generation business in the United States. Not only did these transactions increase the scale of our business to ~4,200 MW, but we expect them to meet or exceed our return on equity target of 9% to 11%.

However, since we have harvested most of the low hanging fruit within its existing asset base, Terraform Power is entering a new stage of its growth cycle in which it will have to deploy significantly more capital to achieve its distribution growth target of 5% to 8% per year. Furthermore, as a result of a substantial increase in institutional capital seeking investments in operating wind and solar assets in developed markets, the ability to achieve its target returns has become challenging.

Q1 2020 Letter to Shareholders
As such, the timing of our pending merger with Brookfield is opportune. Following the close of the transaction, our shareholders will own a significant stake in one of the largest publicly traded, globally diversified, multi-technology, pure-play renewable power platforms, with total assets of approximately $50 billion and annual funds from operations of approximately $1 billion. In addition, shareholders will participate in a broader growth mandate that includes investments in high-growth countries such as Brazil, India and China as well as the opportunity to invest in higher returning development projects through Brookfield Renewable’s 13,000 MW development pipeline. This broader growth mandate should enable Brookfield Renewable to continue achieving its higher return on equity target of 12% to 15% and its distribution growth target of 5% to 9% annually. Finally, shareholders will upgrade their investment to a BBB+ balance sheet with liquidity in excess of $3 billion, which is even more important in today’s turbulent macroeconomic environment.

For these reasons, we believe the merger is of great value for TerraForm Power’s shareholders, and we encourage you to vote in favor of the transaction at the upcoming shareholder meeting, details of which will be announced in due course.

As always, we look forward to updating you on our progress over the coming quarters.

Sincerely,

John Stinebaugh
Chief Executive Officer
May 11, 2020